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                              February 12, 2024

       Kin Chung Chan
       Chairman and Chief Executive Officer
       Reitar Logtech Holdings Ltd
       c/o Unit 801, 8th Floor, Tower 2, The Quayside, 77 Hoi Bun Road Kwun Tong, Kowloon, Hong Kong

                                                        Re: Reitar Logtech
Holdings Ltd
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted January
24, 2024
                                                            CIK No. 0001951229

       Dear Kin Chung Chan:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       December 6, 2023 letter.

       Amendment No. 5 to Draft Registration Statement on Form F-1

       Experts, page 153

   1. Please revise to identify each specific set of audited and reviewed financial statements included in your
registration statement.
       Reitar Logtech Holdings Limited Consolidated Financial Statements Consolidated Statements of Income and Comprehensive Income, page F-4

   2. We note you retrospectively restated your weighted average number of ordinary shares for the year ended March
31, 2023. In light of your issuance of shares in November 2022, please clarify for us
how the weighted average shares for the year ended March 31, 2023 is the same number of
shares that are outstanding as of March 31, 2023.
 Kin Chung Chan
Reitar Logtech Holdings Ltd
February 12, 2024
Page 2
Reitar Capital Partners Limited Consolidated Financial Statements, page F-39

3. We note your response to our comment 4 and your inclusion of the financial statements for Reitar Capital Partners Limited as of and for the years ended March 31, 2023 and
      2022. We note you acquired Reitar Capital Partners Limited in November 2022. Please
      tell us how you determined it was appropriate to present pre-acquisition and post-
      acquisition financial statements on a combined basis. Alternatively, please revise to provide pre-acquisition financial statements for the periods required by Rule 3-05 of
      Regulation S-X.
Unaudited Pro Forma Condensed Combined Financial Information, page F-66

4. Please tell us and revise your filing to clarify where you have derived the information in the column for Reitar Capital Partners Limited (Historical).
Reitar Logtech Holdings Limited Unaudited Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Statements of Cash Flows, page F-72

5. It appears that your statement of cash flows does not incorporate the change in restricted cash. Please tell us how your presentation is consistent with ASC 230-10-45-4.
Notes to the Unaudited Condensed Consolidated Financial Statements
18. Taxes, page F-96

6. Please expand your disclosure to explain in more detail the nature of the Tax losses not
      recognized    differential of 50.6% for the six months ended September
30, 2023 in the
      effective tax rate reconciliation table. We refer you to ASC
740-10-50-12.
       Please contact Frank Knapp at 202-551-3805 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameKin Chung Chan
                                                            Division of
Corporation Finance
Comapany NameReitar Logtech Holdings Ltd
                                                            Office of Real
Estate & Construction
February 12, 2024 Page 2
cc:       William Ho, Esq.
FirstName LastName